AA
3.25.2004

SEC [redacted] OMMISSION

04017455

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB Approval
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response...... 12.00

SEC FILE NUMBER
8-[redacted]3335

RECD S.E.C.
MAR 1 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FOLGER NOLAN FLEMING DOUGLAS INCORPORATED**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

725 FIFTEENTH STREET, N.W.
(No. and Street)

WASHINGTON (City) DC (State) 20005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD FOSTER (202) - 783-5249
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1000 CONNECTICUT AVENUE, NW, SUITE 801, WASHINGTON, DC 20036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

P5
3/25

OATH OR AFFIRMATION

We, RICHARD FOSTER AND LEE M. FOLGER, swear (or affirm) that, to the best of our knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of FOLGER NOLAN FLEMING DOUGLAS INCORPORATED, as of December 31, 2003, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

____

____

____

Richard Foster
Signature

SR. VICE PRESIDENT/TREASURER
Title

[signature]
Signature

CHAIRMAN OF THE BOARD
Title

H JoAnn McWilliams
Notary Public

H JOANN MC WILLIAMS
Notary Public, District of Columbia
My Commission Expires June 14, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOLGER NOLAN FLEMING DOUGLAS INCORPORATED

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

FOLGER NOLAN FLEMING DOUGLAS INCORPORATED

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

TABLE OF CONTENTS

Report of Independent Accountants	1
Financial Statements	
Statement of Financial Condition	2
Notes to Financial Statements	3 - 6
Other Information	
Supplementary Report of Independent Accounts On Internal Accounting Control	7 - 9

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1000 CONNECTICUT AVENUE, N.W., SUITE 801
WASHINGTON, DC 20036

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Folger Nolan Fleming Douglas Incorporated
Washington, DC

We have audited the accompanying statement of financial condition of Folger Nolan Fleming Douglas Incorporated, at December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Folger Nolan Fleming Douglas Incorporated, at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

February 24, 2004

FOLGER NOLAN FLEMING DOUGLAS INCORPORATED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash	$ 384,548
Receivable from Clearing Firm	6,832,862
Receivables - Other	595,794
Securities Owned, at Market Value	32,108,242
Memberships in Exchanges	75,976
Furniture and Equipment - Net	596,350
Other Assets	766,188
Total Assets	$ 41,359,960

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Payable to Clearing Firm	$ 654,072
Payable - Other	894,410
Deferred Tax Liability	11,375,618
Total Liabilities	12,924,100
Stockholders' Equity	
Preferred Stock ($ 100 Par Value 100 Shares Authorized, 75 Shares Issued and Outstanding)	7,500
Common Stock Class A ($100 Par Value 10,000 Shares Authorized, 4,518 Shares Issued and Outstanding)	451,800
Common Stock Class B ($100 Par Value 1,000 Shares Authorized, 568 Shares Issued and Outstanding)	56,800
Additional Paid-In Capital	7,684
Retained Earnings	27,912,076
Total Stockholders' Equity	28,435,860
Total Liabilities and Stockholders' Equity	$ 41,359,960

See accompanying Notes to Financial Statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Folger Nolan Fleming Douglas Incorporated (the "Corporation") is a registered broker dealer providing securities brokerage services primarily in the Washington, D.C., Baltimore, Maryland and Cambridge, Maryland areas. The Corporation is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. The Corporation is also registered as an investment advisor under the Investment Advisors Act of 1940.

Securities Transactions

Securities transactions are recorded on a trade date basis.

Receivable from clearing firm is comprised of credit balances in accounts held for the benefit of the Corporation.

Payable to clearing firm is the acquisition cost of certain securities held as inventory at December 31, 2003.

Securities Owned

Securities owned by the Corporation are valued at market with the resultant unrealized gain or loss reflected in the statement of income. Dividends are recorded as income when received, which does not materially differ from the accrual basis.

Securities owned at December 31, 2003 consisted of common stocks (97%) and corporate, government and municipal bonds (3%).

Property and Equipment

Depreciation and amortization of office equipment and leasehold improvements is recorded on a straight-line basis over the estimated useful lives of such assets.

Income Taxes

The Corporation accounts for income taxes under the liability method, whereby deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - OTHER REGULATORY REQUIREMENTS

The Corporation is subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission. However, the Corporation operates pursuant to the exemptive provisions of Paragraph (k)(2)(ii) of Rule 15c3-3.

NOTE 3 - BANK LOANS

The Corporation maintains a line of credit, which provides for borrowing up to $2,000,000. This line of credit expires in April 2004 and there was no outstanding balance under this agreement as of December 31, 2003.

NOTE 4 - PROFIT-SHARING PLAN

The Corporation provides retirement benefits for substantially all employees through a defined-contribution profit-sharing plan. Funding is at the discretion of the Corporation. There was no contribution made for 2003.

NOTE 5 - INCOME TAXES

The provision (benefit) for income taxes consists of the following at December 31, 2003:

Current Federal	$ (208,000)
Current State	(17,000)
Current Total	$ (225,000)

NOTE 5 - INCOME TAXES (Continued)

Deferred Federal	$ (1,290,460)
Deferred State	(420,540)
Deferred Total	$ (1,711,000)

The primary difference between income taxes at the statutory rate and the effective rate are the dividends received deduction, municipal interest and state taxes net of federal benefit.

The principal temporary difference between income before taxes for financial reporting purposes and for income tax purposes relates to net unrealized appreciation on investment securities which is included in revenues in the statement of operations but is not reportable for tax purposes until realized.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Corporation has entered into operating leases for real estate and computer software. Total rental expense under such lease agreements amounted to $431,990 for the year ended December 31, 2003. Included in rental expenses is $317,664 for rental of office space owned by the family of a principal of the Corporation. Certain leases contain provisions for escalations.

The aggregate minimum annual rental commitments ate December 31 for leases of one year or more are as follows:

2004	$ 316,993
2005	316,993
2006	316,993
2007	316,993
	$ 1,267,972

NOTE 7 - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Corporation had net capital and net capital requirements computed under these provisions as follows:

Net Capital	$ 22,907,066
Net Capital Requirement	$ 250,000
Ratio of Aggregate Indebtedness to Net Capital	0.07 to 1

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Corporation's customers' accounts are carried on a fully disclosed basis with another broker dealer, which reduces, but does not eliminate, its risks associated with customer activities. In the event a customer is unable to fulfill its contracted obligations with the carrying broker dealer, the Corporation may be at risk to fulfill the customer's obligations.

NOTE 9 - CONCENTRATIONS OF CREDIT RISK

Cash and cash equivalents consisted of investments in money market mutual funds and cash on deposit with established federally insured financial institutions. Total cash on deposit at various times during the year exceeded the federal deposit insurance limits. The Corporation has never experienced any losses in these accounts and does not believe that it is exposed to any significant concentration of credit risk.